[redacted]

03012381

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

T3 11

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Holland Capital Management, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Wacker Drive, Suite 700
(No. and Street)

Chicago Illinois 60606-2813
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 East Wacker Drive Chicago Illinois 60601-5212
(Address) (City) (State) (Zip Code)

MAR 2 0 2003
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
MAR 0 3 2003
WASH. D.C. SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 3/19

OATH OR AFFIRMATION

I, Louis A. Holland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Holland Capital Management, LP, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BY: Holland Capital Management, Inc., it's General Partner

Signature

President

Title

"OFFICIAL SEAL"
NOTARY PUBLIC STATE OF ILLINOIS
CYNTHIA GENTILE
COMMISSION EXPIRES 02/01/07

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLLAND CAPITAL MANAGEMENT, L.P.

Table of Contents

KPMG

303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Partners of
Holland Capital Management, L.P.:

We have audited the accompanying statement of financial condition of Holland Capital Management, L.P. (the Partnership), as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. The statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Holland Capital Management, L.P. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 14, 2003

KPMG LLP KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

HOLLAND CAPITAL MANAGEMENT, L.P.
(A Delaware Limited Partnership)

Statement of Financial Condition

December 31, 2002

Assets		
Cash and cash equivalents	$	953,548
Accounts receivable		1,415,296
Securities owned		278,574
Furniture, office equipment, software, and leasehold improvements – at cost, less accumulated depreciation and amortization of $114,265 at December 31, 2002		295,698
Prepaid expenses and other assets		100,487
Deposits with clearing brokers		25,000
Total assets	$	3,068,603
Liabilities and Partners' Capital		
Liabilities:		
Accounts payable and accrued expenses	$	249,264
Capital lease liability		212,956
Due to a limited partner		125,243
Total liabilities		587,463
Partners' capital		2,481,140
Total liabilities and partners' capital	$	3,068,603

The accompanying notes are an integral part of this statement.

HOLLAND CAPITAL MANAGEMENT, L.P.

Notes to Statement of Financial Condition

December 31, 2002

(1) Organization

Holland Capital Management, L.P. (the Partnership) was organized as a limited partnership on March 13, 1991 under the laws of the State of Delaware for the purpose of providing investment services. The Partnership is a registered member of the National Association of Securities Dealers (the NASD) as a broker/dealer. In addition, the Partnership is registered as an investment adviser with the Securities and Exchange Commission under the Investment Advisers Act of 1940.

On January 1, 2002, the Partnership admitted HCM Investments, Inc. (HCM), an affiliate of the Partnership, as a limited partner. As a result of HCM becoming a limited partner, HCM contributed all of its assets to the Partnership and the Partnership assumed all of HCM's liabilities.

The limited partners shall not be personally liable to the Partnership, to any partners or to the creditors of the Partnership, for the debts of the Partnership or any of its losses beyond the amount of capital actually contributed to the Partnership by such limited partners plus their respective share of accumulated and undistributed net profits of the Partnership and any interest thereon.

The Partnership provides investment advisory services for institutional customers and high net-worth individuals and provides services as an introducing broker/dealer for these and other customers. In addition, the Partnership provides periodic research services to institutional investors and acts as investment manager to the Lou Holland Growth Fund (the Growth Fund).

(2) Summary of Significant Accounting Policies

Securities Owned

The investment in the Growth Fund is carried at market value based on the daily net asset value per share reported by the Growth Fund. The investment in the U.S. Agency bond is carried at market value based on the last quoted sales price at the close of regular trading on the day the valuation is made. The investment in NASDAQ warrants is carried at cost, as there is no readily available market for these securities. The Partnership believes that the cost of the warrants is the best estimate for the fair value of these securities as of December 31, 2002.

The Partnership owns a convertible note receivable from Compak Corporation (Compak) for $100,000, which accrues 2% monthly interest and has not been paid. The Partnership can convert all or any portion of the principal and/or accrued interest into Compak Class A common stock of the conversion rate of $4.90 per share, at any time prior to the retirement of this note on June 30, 2005. Compak has the right to retire the note receivable upon 10 days' written notice to the Partnership at any time prior to June 30, 2005, by paying the principal and accrued interest through that date. During 2002, Compak filed for bankruptcy protection. As a result, the Partnership ceased accruing interest income and wrote their investment, consisting of the convertible note receivable and accrued interest receivable, down to its estimated net realizable value, which the Partnership believes is the best estimate of the fair value of this security as of December 31, 2002.

(Continued)

Depreciation and Amortization

Depreciation and amortization of furniture, office equipment, software and leasehold improvements are computed on the basis of estimated or the terms of the respective lease whichever is less, useful lives using the straight-line method.

Income Taxes

Federal income taxes related to income and expenses of the Partnership are the responsibility of the partners and are not included in the accompanying financial statements. The Partnership may be responsible for Illinois Replacement tax.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Asset management fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Secured Owned

Securities owned consisted of the following at December 31, 2002:

Lou Holland Growth Fund	$	100,007
U.S. Agency bond		100,567
NASDAQ Small Cap warrants		28,000
Convertible note receivable		50,000
	$	278,574

(4) Related Parties

Due to a limited partner represents advances for amounts paid by that limited partner on behalf of the Partnership for costs incurred in its organization and start-up and is fully reimbursable by the Partnership. These advances accrue interest at a rate of 8% annually. The principal balance on these advances at December 31, 2002 was $57,507. Accrued interest on these advances at December 31, 2002 was $67,736.

The Partnership owns units of the Growth Fund and the market value of these units was $100,007 at December 31, 2002.

(Continued)

(5) Employee Benefit Plans

The Partnership has an employee 401(k) and profit sharing plan covering all of its eligible employees. The Partnership matches employee contributions up to a certain predefined amount, and may also make discretionary contributions to the plan subject to certain limitations as set forth in the plan agreement. The Partnership contributed $45,615 to the profit sharing plan for the year ended December 31, 2002. The Partnership made employer contributions of $37,320 to the 401(k) plan for the year ended December 31, 2002.

(6) Credit Facility Arrangements

At December 31, 2002, the Partnership had an irrevocable letter of credit with a bank in the amount of $122,244 for securing the lease of the office. Borrowings under the line are guaranteed by the Partnership's majority limited partner. Under the terms of the letter of credit, 1% of the face value of the letter of credit is billed quarterly in arrears.

At December 31, 2002, the Partnership also had a line of credit with a bank in the amount of $250,000. Interest is charged on advances at a rate of prime plus 0.75%. No advances were made during the year ended December 31, 2002.

(7) Capital Lease Liability

The Partnership has a capital lease liability related to the lease of office furniture. The liability as of December 31, 2002, was $212,956. The following is a lease schedule by years of future minimum office furniture lease payments under the capital lease together with the present value of the net minimum lease payments as of December 31, 2002:

2003	$	65,523
2004		65,523
2005		65,523
2006		65,523
Thereafter		19,475
Total minimum lease payments		281,567
Less amount of sales tax included in total minimum lease payments		(22,655)
Net minimum lease payments		258,912
Less amount representing interest		(45,956)
Present value of minimum lease payments	$	212,956

(Continued)

HOLLAND CAPITAL MANAGEMENT, L.P.

Notes to Statement of Financial Condition

December 31, 2002

(8) Leases

The Partnership has obligations under noncancelable operating leases for the rental of the office facility and office equipment. Rent expense for the office facility was $261,107 for the year ended December 31, 2002. The required future minimum rentals under this noncancelable operating lease for the years ending December 31, are as follows:

2003	$	205,421
2004		210,537
2005		215,830
2006		221,250
Thereafter		1,366,112
	$	2,219,150

(9) Distributions to Limited Partners

The General Partner may, at its sole discretion (but is not required to), make distributions of cash at any time and from time to time. Distributions shall be made solely to the limited partners pro rata in proportion to each limited partners' capital account. The Partnership distributed $223,111 to the limited partners for the year ended December 31, 2002. No distributions were made to the General Partner.

(10) Agreement with Pershing

The Partnership has an agreement whereby the Partnership transacts, on a fully disclosed basis, its securities transactions through the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation (Pershing). Pursuant to this agreement, the Partnership is responsible for payment of securities purchased and delivery of securities sold by its customers. As a condition of this agreement, the Partnership maintains a cash deposit of $25,000 in its clearing deposit account at Pershing.

(11) Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as these terms are defined. At December 31, 2002, the Partnership had net capital of $666,018, which was $636,993 in excess of its required net capital of $29,025. The Partnership's ratio of aggregate indebtedness to net capital was 0.76 to 1.0.